UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated May 29, 2014.	2

Grifols, S.A.
Parc Empresarial Can Sant Joan
Av. de la Generalitat,152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA
Tel. +34 935 710 500
www.grifols.com

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores), Grifols, S.A. (“Grifols”) hereby notifies the National Securities Market Commission of the following

RELEVANT EVENT

The $1,000,000,000 senior unsecured notes (the “Notes”) issued by Grifols Worldwide Operations Limited, 100% subsidiary of Grifols, have been admitted to listing in the Irish Stock Exchange. The trading will start today. The Notes will mature in 2022 and will bear interest at 5.25% per year.

The Notes were part of the refinancing process of Grifols’ debt, as it was reported in the Relevant Events dated 5 and 17 March 2014.

In Barcelona, on 29 May 2014

Raimon Grifols Roura
Secretary to the Board of Directors

Grifols, S.A. - Jesũs y Maria, 6 - 08022 Barcelona - ESPAÑA - N.I.F. A- 58389123 - Reg. Mer. Barcelona, Tomo 8620, Libro Sdes. 7864, Sección 2.a, Folio 119, Hoja 100.509, Inscrip.1.a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 29, 2014